AM 1-29-2002

02005234

VF 1-28-02

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED JAN 24 2002 WASH, D.C. 354

SEC FILE NUMBER
8- 50470

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SALMAN PARTNERS (USA) INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 2230, 885 WEST GEORGIA
(No. and Street)

VANCOUVER	B.C.	V6C 3E8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IAN D. TODD (604) 622-5276
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS TRAVIS WOLFE LLP
(Name — if individual, state last, first, middle name)

5580 LBJ FREEWAY, SUITE 400	DALLAS	TEXAS	75240-6265
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 30 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ICH

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, IAN DUNDAS TODD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SALMAN PARTNERS (USA) INC., as of OCTOBER 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

VICE PRESIDENT & CFO.

Title

Notary Public

WARREN B. LEARMONTH
BARRISTER & SOLICITOR
1200 Waterfront Centre, 200 Burrard Street
P.O. Box [illegible] Vancouver, Canada V7X 1T2

This report ** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
167
SECTION

Salman Partners

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Financial Statements
and
Accompanying Information
October 31, 2001 and 2000


SEC MAIL
RECEIVED
PROCESSING
JAN 2 4 2002
WASH, D.C.
354
SECTION

Salman
Partners

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Table of Contents

MOORE STEPHENS TRAVIS WOLFF, LLP
BUSINESS ADVISORS & ACCOUNTANTS

5580 LBJ Freeway · Suite 400
Dallas, TX 75240-6265
Telephone 972-661-1843
Facsimile 972-490-4120
ms@traviswolff.com
www.traviswolff.com

INDEPENDENT AUDITORS' REPORT

Salman Partners (USA) Inc.
Vancouver, BC

We have audited the accompanying statements of financial condition of Salman Partners (USA) Inc. (the "Company"), a wholly owned subsidiary of Salman Partners, Inc., as of October 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salman Partners (USA) Inc. as of October 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Travis Wolff, LLP

December 17, 2001

SALMAN PARTNERS (USA) INC.
(a wholly owned subsidiary of Salman Partners, Inc.)

Statements of Financial Condition

		October 31, 2001		October 31, 2000
ASSETS				
Cash	$	241,484	$	194,838
Accounts receivable		738,504		-
Total assets	$	979,988	$	194,838
LIABILITIES				
Accounts payable	$	-	$	3,807
Payable to brokers (Parent)		737,334		-
Accrued income taxes		11,946		6,600
Total liabilities		749,280		10,407
STOCKHOLDER'S EQUITY				
Common stock, unlimited shares authorized at no par value, 150,000 shares issued and outstanding		150,000		150,000
Retained earnings		80,708		34,431
Total stockholder's equity		230,708		184,431
Total liabilities and stockholder's equity	$	979,988	$	194,838

The accompanying notes are an integral part of the financial statements.

SALMAN PARTNERS (USA) INC.
(a wholly owned subsidiary of Salman Partners, Inc.)

Statements of Operations

	For the Years Ended October 31, 2001	2000
Income:		
Commissions earned	$ 407,114	$ 231,201
Interest	7,082	-
	414,196	231,201
Expenses:		
Management fees paid to Parent (Note 3)	355,021	197,376
Professional fees	-	3,807
	355,021	201,183
Income from operations	59,175	30,018
Gain on currency translation	10,504	7,663
Income before income taxes	69,679	37,681
Income tax expense	23,402	6,600
Net income	$ 46,277	$ 31,081

The accompanying notes are an integral part of the financial statements.

SALMAN PARTNERS (USA) INC.
(a wholly owned subsidiary of Salman Partners, Inc.)

Statements of Changes in Stockholder's Equity

	Common Stock				Retained		
	Shares		Amount		Earnings		Total
Balances at October 31, 1999	100,000	$	100,000	$	3,350	$	103,350
Issuance of common stock	50,000		50,000		-		50,000
Net income	-		-		31,081		31,081
Balances at October 31, 2000	150,000		150,000		34,431		184,431
Net income	-		-		46,277		46,277
Balances at October 31, 2001	150,000	$	150,000	$	80,708	$	230,708

The accompanying notes are an integral part of the financial statements.

SALMAN PARTNERS (USA) INC.
(a wholly owned subsidiary of Salman Partners, Inc.)

Statements of Cash Flows

	For the Years Ended October 31,	
	2001	2000
Cash flows from operating activities:		
Net income	$ 46,277	$ 31,081
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable	(738,504)	-
Increase in liabilities	738,873	10,407
Net cash provided by operating activities	46,646	41,488
Cash flows from financing activities:		
Proceeds from issuance of common stock	-	50,000
Increase in cash during the year	46,646	91,488
Cash, beginning of year	194,838	103,350
Cash, end of year	$ 241,484	$ 194,838
Supplemental disclosure of cash flow information:		
Income taxes paid	$ 11,443	$ -

The accompanying notes are an integral part of the financial statements.

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Notes to Financial Statements
October 31, 2001 and 2000

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

Salman Partners, Inc. (the "Parent"), a Canadian corporation, formed a Canadian subsidiary, Salman Partners (USA) Inc. (the "Company"), to transact securities purchases for its institutional customers located in the United States. The Company is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's functional currency is U.S. dollars, but the Company is subject to currency gains and losses associated with the payment of commissions to the Parent (See Note 3).

Cash

The Company considers cash to include unrestricted cash on hand and in depository accounts. The Company's cash is maintained in accounts which, at times, could exceed insured limits. The Company has not experienced any losses in the accounts and believes it is not exposed to any significant risk.

Fair value of financial instruments

Substantially all of the Company's financial assets and liabilities are carried at amounts which, because of their short-term nature, approximate current fair value.

Federal income taxes

The Company files its federal income tax returns separate from the Parent. Federal income taxes are calculated on earnings reported for income tax return purposes based on enacted tax laws and rates.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SALMAN PARTNERS (USA) INC.
(a wholly-owned subsidiary of Salman Partners, Inc.)

Notes to Financial Statements
October 31, 2001 and 2000

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. At October 31, 2001 and 2000, the Company had net capital of $230,708 and $184,431, respectively, which is $130,708 and $84,431, respectively, in excess of its minimum net capital requirement of $100,000, at such dates.

Note 3 – Related Party Transactions

The Parent receives a management fee of approximately 85% of commission income.

Note 4 – Concentrations

At October 31, 2001, four customers, each of whom accounted for more than 10% of the Company's commission income, accounted for $533,875 of commissions earned in aggregate. At October 31, 2000, two customers, both of whom accounted for more than 10% of the Company's commission income, accounted for $189,099 of commissions earned in aggregate. At October 31, 2001, the entire accounts receivable balance was due from one customer.

ACCOMPANYING INFORMATION

SALMAN PARTNERS (USA) INC.
(a wholly owned subsidiary of Salman Partners, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Act of 1934
October 31, 2001

Total stockholder's equity from the statement of financial condition	$ 230,708
Deductions and/or charges:	
Total nonallowable assets	-
Net capital before haircuts	230,708
Haircuts on securities positions	-
Net capital	230,708
Net capital requirement	100,000
Excess net capital	$ 130,708
Aggregate indebtedness	$ 11,946
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 229,513
Percentage of aggregate indebtedness to net capital	5%

Reconciliation with Company's computation:
(included in Part IIA of Form X-17A-5 as of October 31, 2001)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 210,601
Adjustment to accrue income taxes	20,107
Net capital per above schedule	$ 230,708

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1, as of October 31, 2001, filed by the Company with the National Association of Securities Dealers, Inc. on December 17, 2001.

See accompanying independent auditors' report.

MOORE STEPHENS TRAVIS WOLFF, LLP
BUSINESS ADVISORS & ACCOUNTANTS

5580 LBJ Freeway • Suite 400
Dallas, TX 75240-6265
Telephone 972-661-1843
Facsimile 972-490-4120
ms@traviswolff.com
www.traviswolff.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

The Board of Directors
Salman Partners (USA) Inc.
Vancouver, BC

In planning and performing our audit of the financial statements and accompanying information of Salman Partners (USA) Inc. (the "Company"), for the year ended October 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of

America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Travis Wolff, L.L.P.

December 17, 2001